Exhibit 99.2

Tempo Offices, Unit B2, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 Email: invest@missionnewenergy.com

25 September 2013

ASX ANNOUNCEMENT

Financials results update

The company is pleased to provide the following financial results update.

As disclosed in the Appendix 4E lodged on 30 August 2013, the conditions precedent to concluding the sale of the 100,000 tpa refinery as announced in April 2013 were yet to be completed. Had the conditions precedent been completed at the time of lodgment of the preliminary final report or progressed to an extent where the sale was highly probable, the Group would have shown a reversal of the previous impairment of Property, Plant and Equipment.

Subsequent to the release of the preliminary final report, in concluding matters for the final audited financial report, the Board has determined that despite the conditions precedent not being fully completed, the satisfaction of those conditions has now advanced to a point where it is highly probable that the sale will conclude and will hence reflect the impairment reversal in the final audited annual report.

As a result of this, the following differences between the Preliminary Final Report and the Financial Report will be evident:

The Profit after Income Tax attributable to members of the parent entity has increased from a loss of $2,177,000 to a profit of $10,057,000. This is primarily due to the reversal of impairment of refinery assets to a value of A$12.2 million in the Consolidated Group Statement of Profit and Loss. In the Consolidated Group Balance sheet, the Non-current assets held for sale of $2,000,000 has been increased to $14,573,000.

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For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 438 657 057

Email: james@missionnewenergy.com